SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)

                              Tab Products Co.
                              (Name of Issuer)

                  Common Stock, $0.01 par value per share
                       (Title of Class of Securities)

                                873197 10 7
                               (CUSIP Number)

                          Daniel E. Stoller, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               August 8, 2001
          (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


         This Amendment No. 7 to Schedule 13D amends Items 4 and 7 of the
Schedule 13D filed on February 8, 2001, as thereafter amended, by Phillip Ean Cohen ("Mr. Cohen"), Hamilton Sorter Co., Inc., an Ohio corporation ("Hamilton Sorter"), HS Morgan Limited Partnership, a Delaware limited partnership ("HSMLP"), Thaddeus S. Jaroszewicz ("Mr. Jaroszewicz") and HS Morgan Corpora tion, a Delaware corporation ("HS Morgan") (collectively, the "Filers"). This filing relates to the Common Stock, $0.01 par value ("Common Stock") of Tab Products Co., a Delaware corporation (the "Corporation").

Item 4.      Purpose of Transaction.

         On August 8, 2001, Hamilton Sorter accepted a proposal from LaSalle National Bank ("LaSalle") pursuant to which LaSalle agreed to provide a commit ment letter (the "Commitment Letter") to an affiliated limited partnership of Hamilton Sorter to provide financing in connection with the acquisition of the Corporation. Hamilton Sorter paid LaSalle a fee of $50,000 in connection with its acceptance of such proposal. The Commitment Letter, which is issuable by LaSalle upon the request of the affiliated limited partnership and upon payment of an additional $50,000 commitment fee on or before October 31, 2001, provides, subject to certain terms and conditions contained therein, that LaSalle will provide up to $24 million to finance a portion of the purchase price of the shares of the Corporation and the working capital needs of the Corporation following its acquisition. The commitment fee would be forfeited if no loans are made under the Commitment Letter.

         The funding of the Commitment Letter is subject to certain conditions including, among other things, satisfactory appraisal of the Corporation's fixed assets, satisfactory completion of a field audit of the Corporation's accounts receiv able and inventory, receipt of satisfactory pro forma and projected financial state ments with respect to the Corporation after giving effect to the proposed merger, and the receipt of equity or subordinated debt financing of at least $2.5 million from Hamilton Sorter, its affiliates or other persons or entities. Hamilton Sorter and/or its affiliates will supply the equity or subordinated debt portion of the purchase price.

         A copy of the form of Commitment Letter furnished by LaSalle is attached hereto as an exhibit.

         On August 9, 2001, Mr. Jaroszewicz sent a letter to Hans A. Wolf, Chairman of the Board of the Corporation, and Gary W. Ampulski, President and Chief Executive Officer of the Corporation, informing them as to the status of LaSalle's agreement to provide a commitment letter with respect to the financing of the acquisition of Tab. A copy of such letter is attached hereto as an exhibit.

         As previously reported in this Item 4, Mr. Jaroszewicz will solicit proxies from the Corporation's stockholders in support of the election of his five nominees to the Board of Directors of the Corporation. On August 8, 2001, Mr. Jaroszewicz filed a preliminary proxy statement and preliminary form of proxy with the Securities and Exchange Commission in connection with such solicitation of proxies at the Corpo ration's 2001 Annual Meeting of Stockholders being held on October 16, 2001.

Item 7.      Material to be filed as Exhibits.

         1.       Form of Commitment Letter furnished by LaSalle National
                  Bank.
         2. Letter dated August 9, 2001 from Thaddeus S. Jaroszewicz to Hans A. Wolf and Gary W. Ampulski.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2001

                                    --------------------------------------
                                    *Phillip Ean Cohen

                                    /s/  Thaddeus S. Jaroszewicz
                                    ----------------------------
                                    Thaddeus S. Jaroszewicz

                                    HAMILTON SORTER CO., INC.,
                                    an Ohio corporation

                                    By: /s/ Thaddeus S. Jaroszewicz
                                        ----------------------------
                                    Title:  Chief Executive Officer

                                    HS MORGAN LIMITED PARTNERSHIP, a
                                    Delaware limited partnership.

                                    By:  HS MORGAN CORP., the General Partner

                                    By: /s/ Thaddeus S. Jaroszewicz
                                        ----------------------------
                                    Title:  President

                                    HS MORGAN CORP.
                                    a Delaware corporation

                                    By: /s/ Thaddeus S. Jaroszewicz
                                        ----------------------------
                                    Title:  President

                                   *By: /s/ Thaddeus S. Jaroszewicz
                                        ----------------------------
                                            Thaddeus S. Jaroszewicz
                                            Attorney-in-Fact






                         FORM OF COMMITMENT LETTER


                                                      August _____, 2001



Mr. Thaddeus S. Jaroszewicz
Hamilton Sorter Co., Inc.
3158 Production Drive
Fairfield, Ohio 45014

Dear Mr. Jaroszewicz:


               LaSalle Bank National Association ("Lender") is pleased to commit to making certain loans and financial accommodations ("Loans") to MSTP Limited Partnership, a limited partnership ("Company") of up to Twenty-Four Million Dollars ($24,000,000), subject to the terms and conditions specified below and in the definitive loan documentation.

               As we understand the proposed transaction, a portion of the Loans will be used to (a) acquire the stock of Tab Products Corp. ("Tab") (which will be merged into Company) and (b) provide the Company with additional working capital. All references to the collateral shall mean the assets of Company and Tab.

               1. REVOLVING LOANS - Lender may, in its sole discretion, advance an amount up to the sum of the following sublimits (the "Revolving Loan Limit"):

               (a) Up to eighty-five percent (85%) of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to account debtors in connection therewith in the ordinary course of Company's business) of Company's "Eligible Accounts"; plus

               (b) Up to sixty percent (60%) of the lower of the cost or market value of Company's "Eligible Inventory" or Four Million and No/100 Dollars ($4,000,000), whichever is less; less

               (c) Such reserves as Lender may establish from time to time in its discretion including, without limitation, a reserve in an amount determined by Lender to be sufficient to satisfy any obligations to make payments in respect of the exercise of appraisal rights by any non-tendering shareholders of Tab.

               2. TERM LOANS - Lender may, in it sole discretion, advance the following amounts:

               (a) Up to eighty percent (80%) of the forced liquidation value of Company's equipment (as determined by an appraiser acceptable to Lender) or Three Million and No/100 Dollars ($3,000,000), whichever is less (the "Term Loan"); plus

               (b) Up to eighty percent (80%) of the purchase price of the equipment purchased with such advances (exclusive of sales taxes, delivery charges and other "soft" costs related to such purchases), to be used by Company from time to time to purchase new equipment, or Two Million and No/100 Dollars ($2,000,000), whichever is less (the "CAPEX Loans"); provided, that prior to any advance under this subparagraph, Company shall furnish to Lender an invoice and acceptance letter for the equipment being purchased and shall have executed such documents and taken such other actions as Lender shall require to assure that Lender has a first perfected security interest in such equipment.

               3. TERM LOAN REPAYMENTS

               (a) Commencing thirty (30) days from the date of disbursement of the Loans under the Loan and Security Agreement, the Term Loan shall be repaid by an amount based upon a schedule of sixty (60) equal monthly payments. Such repayments shall be due and payable every month thereafter until the earliest to occur of
         (i) the date on which the Term Loan shall be repaid in full, and
         (ii) the date upon which the Loan and Security Agreement otherwise terminates pursuant to the provisions thereof on which date the remaining principal balance shall be due and payable.

               (b) Company shall repay to Lender monthly an amount sufficient (assuming a like payment each month) to repay the entire principal amount of each CAPEX Loan advance above within sixty (60) months following the date of such advance. Such payments shall be made on the thirtieth (30th) day following the date of each such advance, and on the corresponding day of each month thereafter until the earliest to occur of (i) the date upon which each such advance is repaid in full, and (ii) the date upon which the Loan and Security Agreement otherwise terminates pursuant to the provisions thereof on which date the remaining principal balance shall be repaid in full.

               4. LETTERS OF CREDIT - Lender is willing to cause the issuance of and co-sign for, upon Company's request, commercial and standby letters of credit, provided, that the aggregate undrawn face amount of such letters of credit shall not exceed One Million and No/100 Dollars ($1,000,000), in the aggregate. Company shall pay the issuer's normal charges for letters of credit, and in addition thereto, shall pay to Lender an administrative charge equal to one-fourth of one percent (1/4 of 1%) per month payable on the outstanding amount of such letters of credit, which charges shall be payable monthly in arrears on each day that interest is payable. Lender's contingent liability under the letters of credit shall automatically reduce, dollar for dollar, the amount which Company may borrow pursuant to Paragraph 1 above.

               5. INTEREST RATE - The Loans shall bear interest at the rate of three-quarter of one percent (0.75%) per annum in excess of the publicly announced prime rate of LaSalle Bank National Association (which is not intended to be LaSalle Bank National Association's lowest or most favorable rate in effect at any time) (the "Prime Rate") in effect from time to time, and shall be due and payable on the last business day of each month in arrears. Said rate of interest shall increase or decrease by an amount equal to each increase or decrease in the Prime Rate effective on the effective date of each such change in the Prime Rate. Upon the occurrence of an event of default the Loans shall bear interest at a rate of two percent (2%) per annum in excess of the interest rate otherwise payable thereon, which interest shall be payable on demand. All interest shall be calculated on the basis of a 360-day year.

               6. TERM OF LOAN - The original term of the Loans shall end on March 31, 2004. The Loan and Security Agreement shall automatically renew itself from year to year thereafter if neither party terminates it as set forth therein.

               7. ELIGIBILITY CRITERIA - Company's accounts and inventory shall be subject to such eligibility criteria and reserves as Lender, in its sole discretion elects to establish including, without limitation, with respect to Company's accounts the following:

               (a) Invoices evidencing such accounts shall be due and payable within ninety (90) days after the date of invoice; provided, however, that if more than twenty-five percent (25%) of the aggregate dollar amount of invoices owing by a particular account debtor remain unpaid ninety (90) days after the respective invoice dates thereof, then all accounts receivable due from that particular account debtor shall be deemed ineligible.

               8. LOAN COLLATERAL

               (a) A first and only lien on all of Company's assets, tangible or intangible, whether now owned or hereafter acquired by Company, and wherever located, including, but not limited to accounts, inventory, instruments, investment property, documents, equipment, fixtures, general intangibles, and any and all proceeds of the foregoing.

               (b) The Continuing Unconditional Guaranties of Hamilton Sorter Company, Inc. and New Maverick Desk, Inc. of any and all indebtedness of Company to Lender, plus interest, costs and expenses of collection, if any. Company shall cause such Guarantors to grant to Lender a perfected security interest in and to all of such Guarantors' tangible and intangible assets to secure such guaranties.

               (c) A first mortgage, in form and substance satisfactory to the Lender, of that certain real estate located in Mayville, Wisconsin and Lomira, Wisconsin. Relative thereto, Company shall execute and cause to be delivered to Lender such documentation as required by Lender, including but not limited to, title insurance (which shall contain such endorsements and exceptions as Lender deems necessary in its sole discretion), survey and environmental audit in form and substance satisfactory to Lender.

               9. AUDIT FEES - Company shall pay the normal audit fees and out-of-pocket expenses related to any such audit, including, but not limited to, air fare, lodging, and meals, to Lender to cover Lender's periodic examinations of the loan collateral, as well as the Company's books and records.

               10. OUT-OF-POCKET EXPENSES - Company shall reimburse Lender for the costs of the following: Uniform Commercial Code and other public record searches, lien and security interest filings, surveys, title insurance, environmental audits, appraisals, reasonable outside attorney's fees, express mail, messenger or similar delivery charges.

               11. SUBORDINATED INDEBTEDNESS - Prior to Lender's initial disbursement under the Loan and Security Agreement, Company shall cause the appropriate individuals and entities to contribute to the Company as equity or subordinated debt at least Two Million Five Hundred Thousand and No/100 Dollars ($2,500,000) on terms and conditions satisfactory to Lender.

               12. RELATED TRANSACTIONS

               (a) Prior to disbursement of the Loans proposed herein, Company shall have (i) acquired or have had tendered to Company at least ninety percent of the outstanding shares of stock of Tab and
         (ii) met all other requirements necessary to complete a short-form merger of Tab with and into Company immediately upon consummation of the tender offer, in a manner satisfactory to Lender, or otherwise entered into a merger agreement with Tab satisfactory to Lender. Company shall provide Lender with copies of any such agreements and all related documentation, and evidence satisfactory to Lender that any and all approvals of the transaction contemplated therein have been obtained and all applicable waiting periods have expired.

               (b) The purchase price for the stock of Tab shall not exceed $5 per share.

               (c) There shall be no order, injunction or restraining order which would prevent or delay the consummation of, or impose material adverse conditions on the tender offer or merger. There shall not exist any pending or threatened litigation which, in the judgment of Lender, would have a material adverse effect on the tender offer or merger, or Lender's rights and remedies.

               13. FACILITY FEES - Company shall pay to Lender an annual facility fee equal to one-half of one percent (0.50%) of the Maximum Loan Limit, which fee shall be fully earned by Lender and payable on the date that Lender makes its initial disbursement under the Loan and Security Agreement and on each anniversary of the date of the Loan and Security Agreement during the original term and any renewal term.

               14. CLOSING FEE - Company shall pay to Lender a closing fee of Three Hundred Thousand and No/100 Dollars ($300,000), which fee shall be fully earned by Lender and payable on the date of disbursement under the Loan and Security Agreement.

               15. COMMITMENT FEE - Company shall pay to Lender a commitment fee of Fifty Thousand and No/100 Dollars ($50,000) upon execution and delivery of this letter, which fee shall be fully earned and non-refundable upon execution hereof.

               16. LOCK BOX; COLLECTIONS

               (a) Payments from all of Company's customers shall be mailed directly to a lock box at LaSalle Bank National Association maintained in Lender's name.

               (b) Lender shall, within two (2) business days after Lender receives checks in Chicago from Company's customers, apply such collections against Company's liabilities to Lender.

               17. PREPAYMENT FEES - In the event that Company prepays the Loans prior to the end of the original term or any applicable renewal term and the Loan and Security Agreement is terminated as a result thereof, Company shall pay a prepayment fee equal to (i) three percent (3%) of the Maximum Loan Limit if such prepayment occurs two (2) years or more prior to the end of the original term, (ii) two percent (2%) of the Maximum Loan Limit if such prepayment occurs less than two (2) years, but at least one
(1) year prior to the end of the original term, or (iii) one percent (1%) of the Maximum Loan Limit if such prepayment occurs less than one (1) year prior to the end of the original term or any then current renewal term.

               18. ADDITIONAL CONDITIONS

               (a) Lender shall have received the results of an appraisal of the fixed assets (real estate and personal property) of Tab, by an appraiser satisfactory to Lender, with results satisfactory to Lender in its sole discretion.

               (b) Lender shall have completed a field audit of Tab with results satisfactory to Lender in its sole discretion.

               (c) Lender shall have received pro forma financial statements of the Company after giving effect to the merger with Tab, as well as projected income statements, balance sheets and cash flow statements in form and substance satisfactory to Lender in its sole discretion.

               (d) After giving effect to the initial Revolving Loans to be made upon closing of the transactions described herein, Borrower shall have availability to borrow additional Revolving Loans of at least $5,000,000.

               19. MISCELLANEOUS

               (a) Company shall submit internally-prepared financial statements to Lender on a monthly basis and certified financial statements at year end. Company shall provide collateral reports no less often than weekly.

               (b) Prior to disbursement under the Loan and Security Agreement, Company shall provide to Lender certificate(s) of insurance which includes (a) the dollar amount of the coverage on the items located at each of Company's locations, and (b) endorsements indicating Lender's interest as Lender's Loss Payee and, as appropriate, Mortgagee, on Company's casualty insurance policies, additional insured on Company's liability insurance policies and assignee on Company's business interruption insurance policies.

               (c) Company is required to maintain its general checking account with LaSalle Bank National Association. Normal charges shall be assessed thereon. Although no compensating balance is required, Company may keep monthly balances in order to merit earnings credits which may cover the Lender's service charges for demand deposit account activities. Additionally, Company shall utilize LaSalle Bank's trust department in connection with any services necessary to complete a tender offer for the stock of Tab or merger of Tab into Company.

               (d) Within 30 days after the initial Loans are advance, the Company shall enter into interest rate hedging agreements for not less than Five Million and No/100 Dollars ($5,000,000) in a manner satisfactory to Lender.

               (e) Company acknowledges and agrees that there are no other understandings between the parties, oral or written, relating to the financing committed to herewith other than what is set forth in this letter.

               (f) Disbursement of the Loans hereunder is contingent upon all documentation and other legal matters, being in form and substance satisfactory to Lender and Lender's counsel including, without limitation, with respect to the Loan and Security Agreement, covenants, financial and otherwise, representations and warranties, and all other documentation. Additionally, Lender's counsel shall have completed the due diligence matters set forth on Exhibit A hereto.

               (g) Disbursement of the Loans hereunder is contingent upon no material adverse change, as determined by Lender, in the condition or operations (financial or otherwise) of Company having occurred and no actions or proceedings being pending or threatened against Company which might materially adversely affect Company during the period commencing on the date of this letter and ending on the date of disbursement of the Loans.

               (h) Company hereby waives any right to a trial by jury in any action to enforce or defend any matter arising from or related to this letter.

               (i) This letter and the transactions contemplated hereby shall be governed by and interpreted in accordance with the laws of the State of Illinois.

               (j) Company hereby submits to the jurisdiction of any state or federal court located in Cook County, Illinois, over any action or proceeding to enforce or defend any matter arising from or related to this letter. Company hereby irrevocably waives, to the fullest extent Company may effectively do so, the defense of an inconvenient forum to the maintenance of any such action or proceeding. Company agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

               If the foregoing commitment is acceptable to you, please execute the two enclosed copies of this letter and return the same to the Lender along with the commitment fee no later than 5:00 P.M. on October 31, 2001, the time and date at which this commitment, if not accepted by Company expires, unless extended by Lender in writing.

                                            Very truly yours,

                                            LASALLE BANK NATIONAL ASSOCIATION


                                            By________________________________
                                            Title_____________________________

Accepted and Agreed this ____
day of ______________, ____

MSTP LIMITED PARTNERSHIP

By__________________________
Title_______________________




                          THADDEUS S. JAROSZEWICZ
                       c/o Hamilton Sorter Co., Inc.
                           3158 Production Drive
                           Fairfield, Ohio 45014

August 9, 2001

Mr. Hans A. Wolf,
Chairman of the Board

Mr. Gary W. Ampulski,
President and Chief Executive Officer
Tab Products Co.
935 Lakeview Parkway, Suite 195
Vernon Hills, Illinois  60061

Dear Hans and Gary:

The Board of Directors and management of Tab Products, Inc. ("Tab") have stated they will not enter into discussions concerning the proposal made by one of our affiliates to acquire Tab in a cash merger at a price of $5 per share. Tab's Board has cited the financing and due diligence conditions in our offer, asserting that such conditions are not customary and are impediments to the Board's willingness to enter into good faith acquisition discussions.

This letter addresses these issues.

With respect to financing, LaSalle National Bank ("LaSalle") has agreed, upon our payment of a $50,000 commitment fee, to provide us with a commitment letter, issuable on or before October 31, 2001, for the bank financing necessary to acquire Tab. A copy of the form of commitment letter furnished by LaSalle is attached hereto. Such commitment fee would be forfeited by us if no loans are made under the commitment letter. Understandably, given Tab's decision not to enter into good faith discussions, we have not yet accepted the commitment letter. However, LaSalle's agreement to issue the commitment letter should alleviate any possible concerns on the part of Tab's Board as to our ability to finance our acquisition proposal.

With respect to due diligence, we are prepared immediately to commence our due diligence review, subject to the terms of a mutually acceptable confidentiality agreement. The due diligence review could be completed expeditiously. We are already thoroughly acquainted with Tab's publicly available information, and are prepared to exert considerable energies in conducting an efficient, unobtrusive and rapid due diligence investigation. As you will note from LaSalle's form of commitment letter, they are interested in conducting a standard field audit of Tab's accounts receivable and inventory, conducting an appraisal of Tab's fixed assets, and in assuring themselves that Tab has no outstanding environmental issues that may become liabilities in the future.

With any possible concerns on the part of Tab's Board as to our ability to finance the acquisition being addressed, and with Tab's willingness to permit us and LaSalle to conduct an immediate due diligence review, these two issues will be removed from the table. Then, if we are unable to reach an agreement regarding our acquisition proposal, Tab stockholders will be able to make an informed voting decision on the merits of our proposal, without the assertion that our proposal is not bona fide.

I look forward to your prompt response.

Sincerely,


/s/ Thaddeus S. Jaroszewicz
Thaddeus S. Jaroszewicz

Enclosure